EXHIBIT 99.1

                                                                    28 JULY 2004

        NEWS RELEASE NEWS RELEASE NEWS RELEASE NEWS RELEASE NEWS RELEASE


    YELL GROUP PLC FINANCIAL RESULTS FOR THE THREE MONTHS ENDED 30 JUNE 2004



      STRONG PERFORMANCE SETS YELL ON TRACK TO MEET FULL YEAR EXPECTATIONS

o Group turnover up 7.1% to(pound)280.9 million; 12.7% at a constant exchange rate

o Group EBITDA up 12.3% to(pound)89.8 million; 16.9% at a constant exchange rate

o Group profit after tax(pound)20.7 million ((pound)6.3 million loss last year, excluding IPO Costs)

o Group operating cash flow less capital expenditure(pound)70.7 million;(pound)72.9 million at a constant exchange rate ((pound)49.6 million last year)

o Diluted earnings per share before amortisation 6.4 pence (5.0 pence last year on a pro forma basis)


JOHN CONDRON, CHIEF EXECUTIVE OFFICER, SAID:

"Yell's growth momentum continues and places us on track to meet full year expectations. We are maintaining our robust performance in the UK, including the very rapid growth of Yell.com and in the US, we are delivering very strong organic growth as well as securing the benefits of the acquisitions made last year."

JOHN DAVIS, CHIEF FINANCIAL OFFICER, SAID:

"We continue to deliver good balanced growth in revenue, EBITDA and cash generation and to invest in our business in order to ensure growth continues. Coupled with the benefits of our post-flotation capital structure, the result is a strong increase in net profit and earnings per share."

                       Yell Group plc. Registered Office:
             Queens Walk, Oxford Road, Reading, Berkshire RG1 7PT.
                       Registered in England No. 4180320.

ENQUIRIES

YELL - INVESTORS

Jill Sherratt
Tel          +44 (0)118 950 6984
Mobile       +44 (0)7764 879808

YELL - MEDIA

Jon Salmon
Tel         +44 (0)118 950 6656
Mobile      +44 (0)7801 977340

CITIGATE DEWE ROGERSON

Anthony Carlisle
Tel         +44 (0)20 7638 9571
Mobile      +44 (0)7973 611888


This news release contains forward-looking statements. These statements appear in a number of places in this news release and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, turnover, financial condition, liquidity, prospects, growth, strategies, new products, the level of new directory launches and the markets in which we operate. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. You should read the section entitled "Risk Factors" in Yell Finance B.V.'s 31 March 2004 annual report on Form 20-F filed with the US Securities and Exchange Commission (the "SEC") on 8 June 2004, for a discussion of some of these factors. We undertake no obligation publicly to update or revise any forward-looking statements, except as may be required by law.


                   A copy of this release can be accessed at:
                         www.yellgroup.com/announcements
                         -------------------------------


            Our subsidiary, Yell Finance B.V., will file its results
              for the three months ended 30 June 2004 with the SEC
                          on Form 6-K on 28 July 2004.

           This filing can also be accessed on the Yell Group website.

YELL GROUP PLC SUMMARY FINANCIAL RESULTS


----------------------------------------------------------------------------------------------------------------------------------
                                                            THREE MONTHS ENDED 30 JUNE
                                                                2003               2004
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                               CHANGE AT CONSTANT
                                                          (POUND)M             (POUND)M            CHANGE       EXCHANGE RATE (5)
----------------------------------------------------------------------------------------------------------------------------------
Turnover (1)                                                 262.2                 280.9             7.1%                   12.7%
---------------------------------------------- --------------------- ---------------------
                                                              80.0                  89.8            12.3%                   16.9%
Adjusted EBITDA (1) (2)
Operating cash flow (1) (3)                                   49.6                  70.7            42.5%                   47.0%
---------------------------------------------- --------------------- ---------------------
Cash conversion (1) (4)                                      62.0%                 78.7%
---------------------------------------------- --------------------- ---------------------


Adjusted operating profit  (2)                                49.7                  59.3            19.3%                   22.1%
---------------------------------------------- --------------------- ---------------------

Adjusted (loss) profit after tax (2)                         (6.3)                  20.7
Exceptional items                                           (49.5)                     -
---------------------------------------------- --------------------- ---------------------
(Loss) profit on ordinary
    activities after tax                                    (55.8)                  20.7
----------------------------------------------------------------------------------------------------------------------------------

(1) Turnover, adjusted EBITDA, operating cash flow and cash conversion are the key financial measures that we use to assess the growth in the business and operational efficiencies.

(2) Adjusted items in the period ended 30 June 2003 are stated before exceptional costs arising on IPO. There were no adjustments in the period ended 30 June 2004.

(3) Cash inflow from operations before payments of previously accrued exceptional items, less capital expenditure.

(4)  Operating cash flow as a percentage of adjusted EBITDA.

(5) Change at constant exchange rate states the change in current period results compared to the same period in the previous year as if the current period results were translated at the same exchange rate as that used to translate the results for the same period in the previous year.

REVIEW OF OPERATING PERFORMANCE

TURNOVER


Group turnover increased 7.1% to (pound)280.9 million, or 12.7% at a constant exchange rate, from (pound)262.2 million last year.

UK operations

UK turnover increased 3.9% to (pound)150.6 million, or 5.0% excluding last year's discontinued products (the sale of Yell Data, our data-service business, and the ending of our contract with BT to sell advertising in its phone books). This result reflected the continued good progress of our printed directories and the rapid growth of Yell.com.

Printed directories' turnover increased 3.0% to (pound)138.9 million, after the impact of the 3.9% price reduction to Yellow Pages under the RPI-6% price cap. Yell.com's turnover grew 41.1% to (pound)7.9 million.

The total number of unique print advertisers increased by 1.5% to 138,000. We continued to add new advertisers to printed directories, and we believe we are on track to meet our full year target of over 100,000 new customers.

Our retention rate has declined from 78% to 76% (or 78% to 75% if we continued to exclude national advertisers). Our success in attracting over 100,000 new customers in each of the last four years has diluted overall retention as new advertisers are more difficult to retain than more established advertisers. Our strategy to increase the customer base has contributed to sustained growth in customer numbers and revenue.

Average turnover from unique advertisers improved 1.5%, after the 3.9% price reduction, to (pound)1,004.

As part of our strategy to grow our advertiser base, we rescoped two directories into four during the first quarter, reflecting changes in shopping and trading patterns. Typically, these rescoped directories achieve little or no growth in their first year. The second quarter will include three London rescopes and we expect first half revenue growth to be below first quarter levels.

Yell.com continued to grow rapidly, increasing the number of searchable advertisers by 35.8% to 110,000 at 30 June 2004.

Overall, UK turnover remains on course to meet full year expectations.

US operations

US turnover grew strongly to (pound)130.3 million - up 23.4% at a constant exchange rate, or 11.1% after taking into account the (pound)14.5 million reduction in turnover which resulted from the weaker US dollar. The average exchange rate was approximately $1.81: (pound)1.00 against $1.63: (pound)1.00 in the same period last year.

Unique advertisers increased by 18.1% to 124,000 with average turnover per unique advertiser up 4.5% to $1,902.

Organic turnover growth was 13.9%, to which same-market growth contributed 10.6%, and growth from four new launches contributed 3.3%. We expect the growth momentum in the US business to continue into the second quarter.

Acquisitions, primarily Feist which we acquired in March this year, contributed 11.1% of the growth. This reflects a heavy first quarter publishing schedule for Feist.

Overall turnover growth was slightly offset by the continuing planned running down of the CCD partnership, which we acquired as part of McLeod.

EBITDA

Group EBITDA increased 12.3% to (pound)89.8 million, or 16.9% at a constant exchange rate. The Group EBITDA margin increased 1.5 percentage points to 32.0%, driven by the strong US performance.

UK EBITDA rose 3.5% to (pound)56.7 million, reflecting the continued progress of Yell.com, which increased EBITDA to (pound)2.4 million from (pound)1.1 million last year. The UK EBITDA margin was 37.6%, compared with 37.8% last year, with Yell.com's margin increase offsetting the decline in the printed directories' margin.

US EBITDA was (pound)33.1 million, an increase of 31.3%, or 46.0% at a constant exchange rate, after taking into account the (pound)3.7 million reduction in earnings from the weaker US dollar. The US EBITDA margin increased from 21.5% to 25.4%, driven by the strong revenue growth and operational leverage.

OPERATING CASH FLOW AND NET DEBT

Net cash inflow from operating activities before cash payments for previously accrued exceptional items and after capital expenditure was (pound)70.7 million after the negative (pound)2.2 million exchange rate impact. This compares with (pound)49.6 million last year which was lower than normal as a result of the timing of payments. The cash conversion rate was 78.7% (62.0% last year).

Net debt, at (pound)1,181.3 million, represents a multiple of 3.2 times adjusted EBITDA for the last 12 months.

NET RESULTS

AFTER TAX RESULTS

Profit after tax for the three months to 30 June 2004 was (pound)20.7 million, compared with an adjusted loss, excluding exceptional IPO costs, of (pound)6.3 million for the same period last year. This reflects strong EBITDA growth, as well as lower interest charges arising from the new capital structure put in place at the time of the IPO on 15 July 2003.

There were no exceptional items in the first quarter. Exceptional costs, which arose on IPO, during the same period last year amounted to (pound)77.3 million before tax and (pound)49.5 million after a tax credit of (pound)27.8 million. Including these costs the loss after tax for the three months ended 30 June 2003 was (pound)55.8 million.

The tax charge was (pound)14.9 million this year, an effective rate of 24.7% of adjusted profit before tax, compared with a tax charge before exceptional activity of (pound)3.1 million last year.

EARNINGS PER SHARE

Basic earnings per share before amortisation for the three months ended 30 June 2004 was 6.5 pence. This compares with pro forma (as if the IPO had occurred before the start of last year) earnings per share of 5.1 pence for the same period last year, before exceptional costs. Diluted earnings per share before amortisation for the three months ended 30 June 2004 was 6.4 pence compared to pro forma diluted earnings per share of 5.0 pence last year.

KEY OPERATIONAL INFORMATION

                                                                   -------------------------------------------------
                                                                                THREE MONTHS ENDED 30 JUNE
                                                                   -------------------------------------------------
                                                                                 2003                     2004             CHANGE
------------------------------------------------------------------------------------------------------------------------------------
UK PRINTED DIRECTORIES
Unique advertisers (thousands) (1)                                                136                      138               1.5%
Directory editions published (2)                                                   26                       28
Unique advertiser retention rate (%) (3)                                           78                       76
Turnover per unique advertiser ((pound))                                          989                    1,004               1.5%

US PRINTED DIRECTORIES
Unique advertisers (thousands) (1) (4)                                            105                      124              18.1%
Directory editions published                                                      121                      126
Unique advertiser retention rate (%) (4)                                           68                       70
Turnover per unique advertiser ($)                                              1,820                    1,902               4.5%

OTHER UK PRODUCTS AND SERVICES
Yell.com page impressions for June (millions)                                      43                       63               46.5%
Yell.com searchable advertisers at 30 June (thousands)(5)                          81                      110               35.8%
------------------------------------------------------------------------------------------------------------------------------------

(1) Number of unique advertisers in printed directories that were recognised for turnover purposes and have been billed. Unique advertisers are counted once only, regardless of the number of advertisements they purchase or the number of directories in which they advertise.

(2) The number of directory editions published in the United Kingdom has increased due to the rescoping of Glasgow North and Glasgow South.

(3) The proportion of unique advertisers that have renewed their advertising from the preceding publication. As a result of improvements to our systems, we are now able to include national and key accounts in our measurement of retention. If we had continued to exclude these accounts, the retention rate for 2004 would have been 75% and last year's number would have been unchanged at 78%. These improvements to our systems have not affected the reporting of our financial results.

(4) As a result of the progress in the United States towards integrating our customer databases, we have been able to make improvements in the ways in which we capture, record and analyse customer information. This has led to a significant overall elimination of duplicate records of unique advertisers. We have not adjusted the previously reported 2003 figure for any duplicated records in 2003. There remains some overlap in reporting unique advertisers between Yellow Book and the former McLeod that we expect to be removed. These improvements to our systems have not affected the reporting of our financial results.

(5) Unique customers with a live contract at month end. These figures refer to searchable advertisers only, i.e. advertisers for whom users can search on Yell.com. It excludes advertisers who purchase products such as banners and domain names.

YELL GROUP PLC AND SUBSIDIARIES


UNAUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNT

                                                                                                  THREE MONTHS ENDED
                                                                                                       30 JUNE
                                                                                        -----------------------------------
                                                                             NOTES                 2003              2004
                                                                                        ----------------   ----------------
                                                                                               (POUND)M          (POUND)M
   TURNOVER                                                                       2               262.2             280.9
   Cost of sales                                                                                 (117.7)           (127.8)
                                                                                         ---------------   ---------------
   GROSS PROFIT                                                                                    144.5            153.1
                                                                                         ---------------   ---------------
   Distribution costs                                                                              (9.3)             (8.3)
   Administrative expenses
       Ongoing activities                                                                         (85.5)            (85.5)
       Exceptional items                                                         4                (47.3)                -
                                                                                         ---------------   ---------------
                                                                                                 (132.8)            (85.5)
                                                                                         ---------------   ---------------
   OPERATING PROFIT                                                              3                  2.4               59.3
   Net interest payable
        Ongoing activities                                                                        (52.9)            (23.7)
        Exceptional items                                                        4                (30.0)                -
                                                                                         ---------------   ---------------
                                                                                                  (82.9)            (23.7)
                                                                                         ---------------   ---------------

   (LOSS) PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION                                           (80.5)             35.6
   TAXATION
        Before exceptional items                                                                   (3.1)            (14.9)
        On exceptional items                                                     4                  27.8                -
                                                                                         ---------------   ---------------
                                                                                                   24.7             (14.9)
                                                                                         ---------------   ---------------
   (LOSS) PROFIT FOR THE FINANCIAL PERIOD                                                         (55.8)             20.7
                                                                                         ===============   ===============


                                                                                              (IN PENCE)          (IN PENCE)

   Basic (loss) earnings per share                                                5               (20.9)               3.0
   Diluted (loss) earnings per share                                              5               (20.9)               2.9

    EARNINGS PER SHARE BEFORE EXCEPTIONAL ITEMS AND GOODWILL
   AMORTISATION (A)
    Basic                                                                         5                  5.1               6.5
    Diluted                                                                       5                  5.0               6.4


(a) Earnings per share before exceptional items and goodwill amortisation for the three months ended 30 June 2003 are calculated on a pro forma basis as though our IPO and debt refinancing had occurred before 1 April 2003.

With the exception of the profit for the financial period detailed above and the currency movements detailed in note 8, there have been no other recognised gains or losses.

         See notes to the financial information for additional details.

YELL GROUP PLC AND SUBSIDIARIES


UNAUDITED CONSOLIDATED CASH FLOW STATEMENT

                                                                                                  THREE MONTHS ENDED 30 JUNE
                                                                                          ----------------------------------------
                                                                          NOTES                    2003                      2004
                                                                                          ---------------          ---------------
                                                                                               (POUND)M                  (POUND)M

     NET CASH INFLOW FROM OPERATING ACTIVITIES                                                     55.1                      74.1
     RETURNS ON INVESTMENTS AND SERVICING
          OF FINANCE
     Interest paid                                                                                (18.8)                    (15.1)
                                                                                          ---------------          ---------------
     NET CASH OUTFLOW FOR RETURNS ON INVESTMENTS AND SERVICING OF
          FINANCE                                                                                 (18.8)                    (15.1)
                                                                                          ---------------          ---------------
     TAXATION                                                                                      (1.0)                     (5.3)
                                                                                          ---------------          ---------------
     CAPITAL EXPENDITURE AND FINANCIAL
          INVESTMENT
     Purchase of tangible fixed assets, net of sales proceeds                                      (5.9)                     (3.7)
                                                                                          ---------------          ---------------
     NET CASH OUTFLOW FOR CAPITAL EXPENDITURE
          AND FINANCIAL INVESTMENT                                                                 (5.9)                     (3.7)
                                                                                          ---------------          ---------------
     ACQUISITIONS
     Purchase of subsidiary undertakings, net of cash acquired                                     (1.4)                        -
                                                                                          ---------------          ---------------
     NET CASH OUTFLOW FOR ACQUISITIONS                                                             (1.4)                        -
                                                                                          ---------------          ---------------
     NET CASH INFLOW BEFORE FINANCING                                                              28.0                      50.0
     FINANCING
     Borrowings repaid                                                    6                           -                     (22.5)
                                                                                          ---------------          ---------------
     NET CASH OUTFLOW FROM FINANCING                                                                  -                     (22.5)
                                                                                          ---------------          ---------------
     INCREASE IN NET CASH IN THE PERIOD                                                            28.0                      27.5
                                                                                          ===============          ===============

     RECONCILIATION OF OPERATING PROFIT TO NET CASH INFLOW
          FROM OPERATING ACTIVITIES

     Total operating profit                                                                         2.4                      59.3
     Depreciation                                                                                   5.7                       5.7
     Goodwill amortisation                                                                         24.6                      24.8
     Increase in stocks                                                                           (12.0)                    (15.4)
     Decrease in debtors                                                                           29.7                      25.1
     Increase (decrease) in creditors                                                               4.7                     (26.0)
     Other non-cash expenses                                                                          -                       0.6
                                                                                          ---------------          ---------------
     NET CASH INFLOW FROM OPERATING ACTIVITIES                                                     55.1                      74.1
                                                                                          ===============          ===============

    NET CASH INFLOW FROM OPERATING ACTIVITIES                                                      55.1                      74.1
    Cash payments of previously accrued exceptional items                                           0.4                       0.3
    Purchase of tangible fixed assets, net of sale proceeds                                        (5.9)                     (3.7)
                                                                                          ---------------          ---------------
    NET CASH INFLOW FROM OPERATING ACTIVITIES BEFORE PAYMENTS OF PREVIOUSLY ACCRUED
        EXCEPTIONAL ITEMS AND AFTER CAPITAL EXPENDITURE                                            49.6                      70.7
                                                                                          ===============          ===============

         See notes to the financial information for additional details.

YELL GROUP PLC AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEET

                                                                                                 AT                      AT
                                                                                           31 MARCH                 30 JUNE
                                                                      NOTES                    2004                    2004
                                                                                           (POUND)M                (POUND)M
                                                                                    ----------------        ----------------
    FIXED ASSETS
    Intangible assets                                                                       1,725.3                 1,710.2
    Tangible assets                                                                            45.9                    42.8
    Investment                                                                                  1.8                     2.2
                                                                                    ----------------        ----------------
    TOTAL FIXED ASSETS                                                                      1,773.0                 1,755.2
                                                                                    ----------------        ----------------

    CURRENT ASSETS

                                                                                    ----------------        ----------------
    Stocks                                                                                    151.9                   167.6
    Debtors                                                                                   460.6                   435.3
    Cash at bank and in hand                                                6                  18.7                    48.0
                                                                                    ----------------        ----------------
    TOTAL CURRENT ASSETS                                                                      631.2                   650.9
                                                                                    ----------------        ----------------
    CREDITORS: AMOUNTS FALLING DUE WITHIN
       ONE YEAR
    Loans and other borrowings                                            6,7                 (85.8)                  (63.3)
    Other creditors                                                                          (273.0)                 (258.6)
                                                                                    ----------------        ----------------
    TOTAL CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR
                                                                                             (358.8)                 (321.9)
                                                                                    ----------------        ----------------
    NET CURRENT ASSETS                                                                        272.4                   329.0
                                                                                    ----------------        ----------------
    TOTAL ASSETS LESS CURRENT LIABILITIES                                                   2,045.4                 2,084.2
    CREDITORS: AMOUNTS FALLING DUE AFTER
       MORE THAN ONE YEAR
    Loans and other borrowings                                            6,7              (1,155.9)               (1,166.0)
                                                                                    ----------------        ----------------
    NET ASSETS                                                                                889.5                   918.2
                                                                                    ================        ================

    CAPITAL AND RESERVES
    Called up share capital                                                 8                   7.0                    7.0
    Share premium account                                                   8               1,184.7                1,184.7
    Profit and loss account deficit                                         8                (302.2)                (273.5)
                                                                                    ----------------        ----------------
    EQUITY SHAREHOLDERS' FUNDS                                                                889.5                  918.2
                                                                                    ================        ================


         See notes to the financial information for additional details.

YELL GROUP PLC AND SUBSIDIARIES

UNAUDITED NOTES TO THE FINANCIAL INFORMATION

1.   BASIS OF PREPARATION AND CONSOLIDATION

     The principal activity of Yell Group plc and its subsidiaries is publishing classified advertising directories in the United Kingdom and the United States.

     The unaudited financial information has been prepared in accordance with generally accepted accounting principles in the UK ("UK GAAP") and on the basis of the accounting policies that were set out in the audited consolidated financial information of Yell Group plc for the year ended 31 March 2004.

     The information contained herein does not constitute statutory financial statements within the meaning of section 240 of the Companies Act 1985.

     In the opinion of management, the financial information included herein includes all adjustments necessary for a fair presentation of the consolidated results, financial position and cash flows for each period presented.

     The preparation of the consolidated financial information requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial information and the reported amounts of income and expenditure during the period. Actual results could differ from those estimates. Estimates are used principally when accounting for doubtful debts, depreciation, employee pension costs and taxes.

YELL GROUP PLC AND SUBSIDIARIES

2.          TURNOVER

                                                                                         THREE MONTHS
                                                                                         ENDED 30 JUNE                     CHANGE
                                                                        ------------------------------------------------------------
                                                                                         2003                  2004          %
                                                                        ------------------------   --------------------------------
                                                                                     (POUND)M              (POUND)M
              UK printed directories                                                    134.9                 138.9         3.0%
              Other products and  services                                               10.0                  11.7        17.0%
                                                                        ------------------------   -------------------
              TOTAL UK TURNOVER                                                         144.9                 150.6         3.9%
                                                                        ------------------------   -------------------
              US printed directories:
              US printed directories at constant exchange rate (a)                      117.3                 144.8        23.4%
              Exchange impact (a)                                                           -                (14.5)
                                                                        ------------------------   -------------------
              TOTAL US TURNOVER                                                         117.3                 130.3        11.1%
                                                                        ------------------------   -------------------
              GROUP TURNOVER                                                            262.2                 280.9         7.1%
                                                                        ========================   ===================


(a) Constant exchange rate states current period results at the same exchange rate as that used to translate the results for the same period in the previous year. Exchange impact is the difference between the results reported at a constant exchange rate and the actual results using current period exchange rates.

3.          OPERATING PROFIT AND EBITDA INFORMATION

               ADJUSTED EBITDA BY SEGMENT
                                                                                         THREE MONTHS
                                                                                         ENDED 30 JUNE                      CHANGE
                                                                        ------------------------------------------------------------
                                                                                          2003                    2004          %
                                                                        ------------------------   ---------------------------------
                                                                                      (POUND)M               (POUND)M
              UK printed directories                                                      53.5                   52.9        (1.1)%
              Other products and services                                                  1.3                    3.8        192.3%
                                                                        -------------------------  ---------------------
              TOTAL UK OPERATIONS                                                         54.8                   56.7          3.5%
                                                                        ------------------------   ---------------------
              US operations:
              US printed directories at constant exchange rate (a)                        25.2                   36.8         46.0%
              Exchange impact (a)                                                           -                    (3.7)
                                                                        ------------------------   ---------------------
              TOTAL US OPERATIONS                                                         25.2                   33.1         31.3%
                                                                        ------------------------   ---------------------
              GROUP ADJUSTED EBITDA                                                       80.0                   89.8         12.3%
                                                                        ========================   =====================


            (a) Constant exchange rate states current period results at the same exchange rate as that used to translate the results for the same period in the previous year. Exchange impact is the difference between the results reported at a constant exchange rate and the actual results using current period exchange rates.

YELL GROUP PLC AND SUBSIDIARIES

3.          OPERATING PROFIT AND EBITDA INFORMATION (CONTINUED)

            RECONCILIATION OF GROUP OPERATING PROFIT TO ADJUSTED EBITDA (a)

                                                                                  THREE MONTHS
                                                                                  ENDED 30 JUNE                  CHANGE
                                                               ------------------------------------------------------------
                                                                          2003                    2004                %
                                                               ------------------------------------------------------------
                                                                      (POUND)M                (POUND)M
            UK operations

            OPERATING PROFIT                                              31.9                    39.2
            Depreciation and amortisation                                 17.3                    17.5
                                                               ----------------        ----------------
            UK OPERATIONS EBITDA                                          49.2                    56.7
            Exceptional items                                              5.6                       -
                                                               ----------------        ----------------
            UK OPERATIONS ADJUSTED EBITDA                                 54.8                    56.7             3.5%
                                                               ----------------        ----------------

            UK OPERATIONS ADJUSTED EBITDA MARGIN                         37.8%                    37.6%
                                                               ================        ================

            US operations

            OPERATING (LOSS) PROFIT                                     (29.5)                    20.1
            Depreciation and amortisation                                 13.0                    13.0
                                                               ----------------        ----------------
            US OPERATIONS EBITDA                                        (16.5)                    33.1
            Exceptional items                                             41.7                       -
            Exchange impact (b)                                              -                     3.7
                                                               ----------------        ----------------
            US OPERATIONS ADJUSTED EBITDA AT
            CONSTANT EXCHANGE RATE (b)                                    25.2                    36.8            46.0%
            Exchange impact (b)                                              -                    (3.7)
                                                               ----------------        ----------------
            US OPERATIONS ADJUSTED EBITDA                                 25.2                    33.1            31.3%
                                                               ----------------        ----------------

            US OPERATIONS ADJUSTED EBITDA MARGIN                         21.5%                    25.4%
                                                               ================        ================

            Group

            OPERATING PROFIT                                               2.4                    59.3
            Depreciation and amortisation                                 30.3                    30.5
                                                               ----------------        ----------------
            GROUP EBITDA                                                  32.7                    89.8            174.6%
            Exceptional items                                             47.3                       -
            Exchange impact (b)                                              -                     3.7
                                                               ----------------        ----------------
            GROUP ADJUSTED EBITDA AT CONSTANT
            EXCHANGE RATE (b)                                             80.0                    93.5            16.9%
            Exchange impact (b)                                              -                    (3.7)
                                                               ----------------        ----------------
            GROUP ADJUSTED EBITDA                                         80.0                    89.8            12.3%
                                                               ================        ================

            GROUP ADJUSTED EBITDA MARGIN                                 30.5%                    32.0%
                                                               ================        ================

(a) Adjusted EBITDA is one of the key financial measures that we use to assess the success of our people in achieving growth in the business and operational efficiencies.

(b) Constant exchange rate states current period results at the same exchange rate as that used to translate the results for the same period in the previous year. Exchange impact is the difference between the results reported at a constant exchange rate and the actual results reported using current period exchange rates.

     We do not allocate interest or taxation charges by product or geographic segment.

YELL GROUP PLC AND SUBSIDIARIES

4.   RESULTS BEFORE AND AFTER EXCEPTIONAL ITEMS

     Exceptional administrative expenses in the three months ended 30 June 2003 relate to costs incurred in anticipation of the IPO on 15 July 2003. Of the (pound)47.3 million exceptional administrative costs, (pound)39.0 million were non-cash costs relating to a terminated US management incentive plan. The exceptional interest payable of (pound)30.0 million in the three months ended 30 June 2003 relates to accelerated amortisation of deferred financing fees on debt that was repaid in the second quarter. Exceptional tax credits in the three months ended 30 June 2003 of (pound)27.8 million represent the tax on the exceptional items before tax.

YELL GROUP PLC AND SUBSIDIARIES

5.      EARNINGS (LOSS) PER SHARE

                                                                           PRO FORMA
                                                                            INTEREST   EXCEPTIONAL
                                                                         ADJUSTMENTS     COSTS NET
                                                              ACTUAL   NET OF TAX (A)    OF TAX (B)    AMORTISATION(C)     ADJUSTED
                                                     -------------------------------------------------------------------------------
        THREE MONTHS ENDED 30 JUNE 2003

        Group (loss) profit for the financial
           period ((pound)m)                                   (55.8)           16.8          49.5              24.6           35.1
        Weighted average number of issued ordinary
           shares (millions) (d)                               266.8           425.7                                          692.5
                                                       --------------                                                 --------------
        BASIC (LOSS) EARNINGS PER SHARE (PENCE)                (20.9)                                                           5.1
        Effect of share options (pence)                            -                                                           (0.1)
                                                       --------------                                                 --------------
        DILUTED (LOSS) EARNINGS PER SHARE (PENCE)              (20.9)                                                           5.0
                                                       ==============                                                 ==============

        THREE MONTHS ENDED 30 JUNE 2004

        Group profit for the financial period ((pound)m)        20.7               -             -              24.8           45.5
        Weighted average number of issued ordinary
           shares (millions) (d)                               697.8               -                                          697.8
                                                       --------------                                                 --------------
        BASIC EARNINGS PER SHARE (PENCE)                         3.0                                                            6.5
        Effect of share options (pence)                         (0.1)                                                          (0.1)
                                                       --------------                                                 --------------
        DILUTED EARNINGS PER SHARE (PENCE)                       2.9                                                            6.4
                                                       ==============                                                 ==============

(a) Group losses for the three months ended 30 June 2003 have been adjusted to exclude interest charges on the long-term debt we repaid as a result of the IPO. Interest has been added back by referring to the effective interest rates applied to the borrowings repaid from the proceeds of the IPO over the period. All interest adjustments have been tax effected at the UK corporation tax rate of 30%. The weighted average number of shares for the three months ended 30 June 2003 has been adjusted as though the IPO happened before 1 April 2003.

(b)       Exceptional items are explained in note 4.

(c) Amortisation charges presented are not adjusted for tax. The adjustment would have been (pound)15.1million, as opposed to (pound)24.8 million, and (pound)13.9 million, as opposed to (pound)24.6 million, in 2004 and 2003, respectively, if the tax effect from tax allowable amortisation in the United States had been taken into account. Accordingly, the diluted earnings per share would have been 5.0 pence, as opposed to 6.4 pence, in the three months ended 30 June 2004 and 3.4 pence, as opposed to 5.0 pence in the three months ended 30 June 2003.

(d) The calculation of the basic and diluted earnings (loss) per ordinary share has been based on the profit (loss) for the relevant financial period and on 266.8 million shares for the three months ended 30 June 2003, being the weighted average share capital prior to the IPO after taking into account the restructuring of the existing share capital on the IPO. For the three months ended 30 June 2004, the calculation was based on 697.8 million shares, the weighted average share capital during the period.

YELL GROUP PLC AND SUBSIDIARIES

6.          NET DEBT


            ANALYSIS OF NET DEBT

                                                                                               AT                     AT
                                                                                    31 MARCH 2004           30 JUNE 2004
                                                                                ------------------     ------------------
                                                                                         (POUND)M               (POUND)M

            Long-term loans and other borrowings
                 falling due after more than one year                                     1,155.9               1,166.0
            Short-term borrowings and long-term
                 loans and other borrowings falling due within one year                      85.8                  63.3
                                                                                ------------------     ------------------
            Total debt                                                                    1,241.7               1,229.3
            Cash at bank and in hand                                                        (18.7)                (48.0)
                                                                                ------------------     ------------------
            NET DEBT AT END OF YEAR                                                       1,223.0               1,181.3
                                                                                ==================     ==================


            RECONCILIATION OF MOVEMENT IN NET DEBT
                                                                                 DEBT DUE
                                                                               WITHIN ONE
                                                                 TOTAL               YEAR
                                                                  CASH          EXCLUDING        DEBT DUE
                                                             LESS BANK               BANK           AFTER
                                                             OVERDRAFT          OVERDRAFT        ONE YEAR              NET DEBT
                                                     --------------------------------------------------------------------------
                                                              (POUND)M           (POUND)M        (POUND)M              (POUND)M

            AT 31 MARCH 2004                                      18.7             (85.8)        (1,155.9)             (1,223.0)
            Net cash inflow before financing                      50.0                 -                -                  50.0
            Borrowings repaid                                    (22.5)             22.5                -                    -
            Non-cash charges                                        -                  -             (3.5)                 (3.5)
            Currency movements                                     1.8                 -             (6.6)                 (4.8)
                                                     ------------------  -----------------  -----------------  ------------------
            AT 30 JUNE 2004                                       48.0             (63.3)        (1,166.0)             (1,181.3)
                                                     ==================  =================  =================  ==================


YELL GROUP PLC AND SUBSIDIARIES

7.          LOANS AND OTHER BORROWINGS

                                                                                                   AT                        AT
                                                                                     31 MARCH 2004 (a)          30 JUNE 2004 (a)
                                                                                 ----------------------      --------------------
                                                                                             (POUND)M                  (POUND)M
          AMOUNTS FALLING DUE WITHIN ONE YEAR
            Senior credit facilities (b)                                                         80.0                      62.5
            Revolver loan (b)                                                                     5.0                         -
            Net obligations under finance leases                                                  0.8                       0.8
                                                                                 ----------------------      --------------------
            TOTAL AMOUNTS FALLING DUE WITHIN ONE YEAR                                            85.8                      63.3
                                                                                 ----------------------      --------------------
            AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR
            Senior credit facilities                                                            856.6                     861.8
            Senior notes:
                 Senior sterling notes                                                          158.1                     158.2
                 Senior dollar notes                                                             68.1                      69.3
                 Senior discount dollar notes                                                    73.1                      76.7
                                                                                 ----------------------      --------------------
            TOTAL AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR                                1,155.9                    1,166.0
                                                                                 ----------------------      --------------------
            NET LOANS AND OTHER BORROWINGS                                                    1,241.7                    1,229.3
                                                                                 ======================      ====================

             (a)   Balances are shown net of deferred financing fees.

             (b)   Yell made an early repayment, in the three months ended 30
                   June 2004, of (pound)17.5 million on amounts owed under the senior facility as required by the senior facility agreement and also repaid (pound)5 million that had been drawn down against the senior revolving credit facility at 31 March
                   2004.


8.          CHANGES IN EQUITY SHAREHOLDERS' FUNDS

                                                        SHARE               SHARE            PROFIT AND LOSS              TOTAL
                                                      CAPITAL             PREMIUM                    ACCOUNT
                                                --------------------------------------------------------------------------------
                                                     (POUND)M            (POUND)M                   (POUND)M           (POUND)M
            BALANCE AT 1 APRIL 2004                       7.0             1,184.7                    (302.2)             889.5
            Profit on ordinary
                activities after taxation                  -                -                           20.7              20.7
            Capital Accumulation Plan (a)                  -                -                            0.6               0.6
            Currency movements (b)                         -                -                            7.4               7.4
                                                --------------      --------------             --------------    --------------
            BALANCE AT 30 JUNE 2004                       7.0             1,184.7                     (273.5)            918.2
                                                ==============      ==============             ==============    ==============


(a) Amortisation of the costs incurred in buying shares held in an ESOP trust for employees.

(b) The cumulative currency translation adjustment was a(pound)95.3 million loss at 30 June 2004 (31 March 2004 -(pound)102.7 million loss)

YELL GROUP PLC AND SUBSIDIARIES

9.        UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

          Our consolidated financial information is prepared in accordance with accounting principles generally accepted in the United Kingdom which differ in certain respects from those applicable in the United States ("US GAAP"). Differences result primarily from acquisition accounting, which affects the accounting for directories in progress, goodwill and other intangibles and taxation. Timing differences also arise when recognising certain costs associated with directories in progress, interest that is fixed by derivative financial instruments, and deferred tax assets associated with net operating losses in the United States. Differences in accounting for pensions arise from the requirements to use different actuarial methods and assumptions. Differences in accounting for our share options arise from the requirement to use option pricing models to value options under US GAAP in circumstances where the options are valued at (pound)nil value under UK GAAP. Dividends are recorded, under UK GAAP, in the period in respect of which they are proposed by the board of directors to the shareholders. Under US GAAP, dividends are recorded in the period in which they are declared.

          The following information summarises estimated adjustments, gross of their tax effect, which reconcile net (loss) profit and shareholders' funds from that reported under UK GAAP to that which would have been recorded had US GAAP been applied.

             NET (LOSS) PROFIT

                                                                                       THREE MONTHS ENDED 30
                                                                                                 JUNE
                                                                                 -----------------------------------
                                                                                           2003                2004
                                                                                 ---------------    ----------------
                                                                                       (POUND)M            (POUND)M
             (Loss) profit on ordinary activities
             after taxation under UK GAAP                                                 (55.8)               20.7
                Adjustment for:
                    Directories in progress
                    -Deferred costs                                                       (11.1)               (6.2)
                    -Acquisition accounting(a)                                                -                (4.0)
                    Pensions                                                               (2.3)               (3.3)
                    Goodwill                                                               24.6                24.8
                    Other intangible assets                                               (22.6)              (20.2)
                    Derivative financial instruments                                        4.0                 6.0
                    Employee incentive plans                                               45.7                   -
                    Employee option costs                                                     -                (0.3)
                    Amortisation of deferred financing costs                               30.0                (0.1)
                    Deferred taxation                                                     (22.1)                9.8
                    Other                                                                  (1.0)               (0.2)
                                                                                 ----------------   ----------------
             NET (LOSS) PROFIT AS ADJUSTED FOR US GAAP                                    (10.6)               27.0
                                                                                 ================   ================

(a) Represents adjustments that arose as a result of acquisitions.

YELL GROUP PLC AND SUBSIDIARIES

9.          UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

               EQUITY SHAREHOLDERS' FUNDS

                                                                                                    AT                      AT
                                                                                         31 MARCH 2004            30 JUNE 2004
                                                                                -----------------------    --------------------
                                                                                              (POUND)M                (POUND)M

               Equity shareholders' funds under UK GAAP                                          889.5                   918.2
                    Adjustment for:
                           Directories in progress                                              (103.2)                 (114.2)
                           Pensions                                                               (0.3)                   (3.6)
                           Additional minimum pension liability                                  (37.9)                  (37.9)
                           Goodwill                                                             (562.3)                 (539.3)
                           Other intangible assets                                               746.6                   729.4
                           Derivative financial instruments                                       (3.2)                    2.8
                           Deferred taxation                                                    (182.9)                 (174.1)
                           Dividends proposed                                                     41.9                       -
                           Other                                                                   2.3                     1.9
                                                                                 ----------------------    --------------------
               EQUITY SHAREHOLDERS' FUNDS AS ADJUSTED FOR US GAAP                                790.5                   783.2
                                                                                 ======================    ====================


10.         LITIGATION

            On 22 January 2004 Verizon filed suit in New York alleging that sales and marketing communications published by Yellow Book USA are misleading and have caused Verizon to lose revenue. We believe that the complaint is without merit and we will vigorously resist any claim for relief. We believe that a material adverse outcome to the company is considerably less than likely. We do not believe that the legal proceedings which have now commenced will have a material adverse effect on the financial position or results of the Group.

NOTES TO EDITORS

YELL GROUP

Yell is an international directories business operating in the classified advertising market through printed, online and telephone-based media.

In the year ended 31 March 2004, Yell published 99 directories in the UK and 536 in the US. In the UK, it is a clear market leader, serving 480,000 unique advertisers. In the US, it is the leading independent directories business, serving 386,000 unique advertisers.

Yell's brands in the UK are Yellow Pages, Business Pages, Yell.com and Yellow Pages 118 24 7, and in the US are Yellow Book and Yellowbook.com, all of which are trademarks.